UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

SEC File Number:	001-37844
CUSIP Number:	09075A108

For Period Ended:	October 1, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Bioventus Inc.
Former Name if Applicable:
Address of Principal Executive Office:	4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.
The Quarterly Report on Form 10-Q for the period ended October 1, 2022 of Bioventus Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete a review in accordance with generally accepted accounting principles to assess whether a non-cash impairment charge is required for the third quarter of 2022 due to the recent decline in the Company’s market capitalization subsequent to its previously announced financial results for that period (“Q3 Earnings Release”).
In addition, the Company is seeking resolution related to the validity of a revised invoice received subsequent to its Q3 Earnings Release. The invoice is for rebate claims from a large private payer in relation to our Pain Treatments vertical, which likely will adversely affect the Company’s third quarter 2022 financial results. As a result of the foregoing, the Company’s management has concluded that its internal controls related to the timely recognition of quarterly rebates were inadequate specifically for the period ended October 1, 2022. In light of the above, and before consideration of any mitigating steps, the Company’s management is also evaluating whether the Company will be able to meet all of its financial obligations as they come due within one year after the date its financial statements for the period ended October 1, 2022 are issued. The Company’s management is committed to evaluating all options and taking the necessary steps to strengthen its financial profile.
The Company intends to file its Form 10-Q for the period ended October 1, 2022 by November 21, 2022 (the extended deadline provided under Rule 12b-25).
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Kenneth M. Reali	919	474-6700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bioventus Inc. has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date	November 16, 2022	By	/s/ Kenneth M. Reali
Chief Executive Officer and Director
(Principal Executive Officer)